Exhibit 99.18

Novadaq to Release Fiscal 2010 Year-End and Q4-10 Financial Results on

March 28 – Conference Call to Follow

Toronto, Ontario – March 21, 2011 – Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time medical imaging systems for use in the operating room, will announce its fiscal 2010 year-end and fourth quarter 2010 financial results prior to the market opening on Monday, March 28, 2011.

Novadaq is pleased to invite all interested parties to participate in a conference call on March 28, at 10:00 a.m. Eastern Time during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-0778 (within Canada and the United States) or 1-201-689-8565 (international callers) several minutes prior to the beginning of the call. A telephonic replay of the conference call will be made available until midnight on April 28, 2011 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the account number 286 and the conference identification number 369378 when prompted.

The call will be archived for 365 days on the Company’s website at http://www.novadaq.com under the “Events” tab in the Investors section. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

About Novadaq Technologies Inc.

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s primary core technology platform, SPY Imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life-threatening illnesses such as breast, colon and other cancers and cardiovascular disease to more effectively treat vascular blockages and assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY Imaging leads to fewer postoperative complications and reduced hospital costs. The SPY Imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during open surgical procedures and the endoscopic implementation of SPY Imaging (“SPY Scope”) is FDA cleared for real-time use in MIS. The endoscopic SPY System combines all of the capabilities of SPY Imaging with state-of-the-art high definition (“HD”) white light visualization offered by conventional endoscopes. The Company’s key markets include plastic reconstructive, gastrointestinal, cardiac and general surgery. To realize the full potential of its SPY Imaging technology platform, Novadaq explores technology alliances. Novadaq announced its first alliance with Intuitive, in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. The integrated system received FDA 510(k) clearance to market in February 2011. In addition, Novadaq entered into an exclusive, North American sales and marketing alliance with LifeCell Corporation (“LifeCell”) in plastic and reconstructive, gastrointestinal and head and neck surgery in September 2010. Novadaq announced in February 2011 that it has acquired all of the assets of the TMR business from PLC Medical. For more information, please visit the company’s website at http://www.novadaq.com.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, results of future clinical tests of PINPOINT, SPY scope and the SPY Imaging System, anticipated financial performance, business prospects, strategies, regulatory developments, market acceptance and future commitments.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact

ICR, LLC

Sherry Bertner

Managing Director

646-277-1247

sherry.bertner@icrinc.com

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